Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

STREAM COMMUNICATIONS REPORTS STREAM POLAND ACQUISITION OF SATRA

WARSAW, Poland, January 22, 2009 - Stream Communications Network & Media Inc. (the Company or Stream Communications) (OTC Pink Sheets: SCNWF & FSE: TPJ) announced today that Stream Communications Sp z o.o. (Stream Poland), the subsidiary jointly controlled by the Company and Penta Investments, has closed its acquisition of Satra, a cable and Internet operator in Gdansk, Northern Poland, previously announced in June 2008, for 19.58 million PLN.

Satra currently provides 15,380 revenue generating units [RGUs] of cable and Internet service and earned revenues of PLN 5.72 million in 2008. Following this acquisition, Stream Poland's total number of RGUs is 124,563.

The transaction with Satra was financed from the proceeds received by Stream Poland from Cyfoca (a subsidiary of Penta) in the form of a loan which will be later converted into shares in Stream Poland in the following manner:

  The Penta Investment subsidiary Cyfoca entered into a Master Loan Agreement with Stream Poland for up to PLN 126.6 million. Loans are granted based on loan applications for individual acquisitions each time funds are needed, until March 31, 2009. The terms of the loans are as follows: interest 3M WIBOR + Margin 0.75% with a loan period of up to 12 months.

  Because the share registration process in Poland is lengthy, the Master Loan Agreement permits Stream Poland to make acquisitions in shorter time frames, while still enabling Penta to receive the agreed upon Stream Poland equity. Conversion of the loans into Stream Poland equity will be made under the previously disclosed conditions set out in Phase two of the Stream Communications-Penta agreement.

Jan S. Rynkiewicz, president & CEO of Stream stated, "We are continuing to make progress on the acquisition strategy we laid out when Penta bought its stake in Stream Poland last year, including almost 100 percent growth to date of Stream Poland's subscriber base to over 124,000 RGUs. Acquiring Satra provides an opportunity for Stream Poland to create, along with the 2008 acquisition of Gdansk-based Internet provider Homenet, a new operational cluster to which economies of scale can be applied as Stream Poland expands in that territory."

About Stream Communications

Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland. Via its wholly owned subsidiary Stream Investments Sp z o.o., Stream Communications is also developing green field projects in the cable sector in Poland.

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Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.